UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-                    .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 25 April 2007	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

KCRC 2006 Report Published

(25 April 2007, Hong Kong) The 2006 Annual Report of the Kowloon-Canton Railway Corporation (KCRC) was tabled in the Legislative Council today and uploaded on the KCRC website (www.kcrc.com).

The KCRC Chairman Mr. Michael Tien said, “The theme of this year’s Annual Report “Meeting Challenges, Preparing for Change” aptly describes what has been an eventful year. It is gratifying to be able to report therefore that the year as a whole ended well, with rail patronage and revenue up. Net profit at $278 million was similar to that of 2005.”

The Chief Executive Officer, Mr. James Blake noted the Corporation has remained consistently profitable since 1985, and drew attention to the Corporation’s dedication to environmentally sustainable operations, especially surrounding the opening of the second rail passenger boundary crossing at Lok Ma Chau in mid-2007.

Average daily ridership on East Rail including Ma On Shan Rail edged up 3.2% to 677,000 and that for West Rail increased by 11.7% to 200,100, and Light Rail by 0.2% to 373,800. Whilst the franchised public transport as a whole grew only by some 1.7% in 2006, KCRC’s patronage grew by 3.7%.

Transport revenue increased by 2.9% to $4,746 million. Including revenue from non-transport activities, total revenue increased by 4.4% to $5,622 million. Operating costs before depreciation and amortisation increased only marginally by 0.5% to $3,042 million.

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Note to editors:

Copies of the KCRC 2006 Annual Report will be boxed in government Information Services Department later today.